

SECURITIES AND EXCHANGE COMMISSION

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
FEB 27 2007
DIVISION OF MARKET REGULATION

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SEC FILE NUMBER
8-33359

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **12/31/05** (MM/DD/YY) AND ENDING **12/29/06** (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:
Merrill Lynch Professional Clearing Corp.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

222 Broadway
(No. and Street)

PROCESSED
MAR 23 2007
THOMSON
FINANCIAL

New York (City) **New York** (State) **10038** (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Mr. Simon Thompson **(212) 449-4018**
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name - if individual, state last, first, middle name)

Two World Financial Center (Address) New York (City) New York (State) 10281-1414 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, ____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ____, as of ______________________, 20____, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

____
Signature

____
Title

____
Notary Public

This report ** contains (check all applicable boxes):

- ☐ (a) Facing Page.
- ☐ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Deloitte.

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
FEB 2 7 2007
DIVISION OF MARKET REGULATION

Deloitte & Touche LLP
Two World Financial Center
New York, NY 10281-1414
USA
Tel: +1 212 436 2000
Fax: +1 212 436 5000
www.deloitte.com

INDEPENDENT AUDITORS' REPORT

Merrill Lynch Professional Clearing Corp:

We have audited the accompanying balance sheet of Merrill Lynch Professional Clearing Corp. (the "Company") as of December 29, 2006, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934 and Regulation 1.16 under the Commodity Exchange Act. The balance sheet is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with generally accepted auditing standards as established by the Auditing Standards Board (United States) and in accordance with the auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such balance sheet presents fairly, in all material respects, the financial position of Merrill Lynch Professional Clearing Corp. at December 29, 2006, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic balance sheet taken as a whole. The following supplemental schedules of Merrill Lynch Professional Clearing Corp. as of December 29, 2006, are presented for purposes of additional analysis and are not a required part of the basic balance sheet, but are supplementary information required by regulations under the Commodity Exchange Act: (i) Computation of Net Capital for Brokers and Dealers Pursuant to Rule 15c3-1 Under the Securities Exchange Act of 1934, (ii) Schedule for Segregation Requirements and Funds in Segregation for Customers Trading on U.S. Commodity Exchanges Pursuant to Section 4d(2) under the Commodity Exchange Act, and (iii) Schedule of Secured Amounts and Funds Held in Separate Accounts for Foreign Futures and Foreign Options Pursuant to Regulation 30.7 under the Commodity Exchange Act. These schedules are the responsibility of the Company's management. Such schedules have been subjected to the auditing procedures applied in our audit of the basic balance sheet and, in our opinion, are fairly stated in all material respects when considered in relation to the basic balance sheet taken as a whole.

Deloitte & Touche LLP

February 26, 2007

Member of
Deloitte Touche Tohmatsu

MERRILL LYNCH PROFESSIONAL CLEARING CORP.

BALANCE SHEET AS OF DECEMBER 29, 2006
(Dollars in Thousands, Except Share and Per Share Amounts)

ASSETS	
Cash and cash equivalents	$ 4,454
Cash and securities segregated for regulatory purposes or deposited with clearing organizations	810,868
Securities financing transactions:	
Receivables under resale agreements	10,700,943
Receivables under securities borrowed transactions	1,395,007
	12,095,950
Trading assets, at fair value (includes securities pledged as collateral that can be sold or repledged of $1,005,849)	
Equities and convertible debentures	952,361
Contractual agreements	1,410,786
	2,363,147
Receivables from affiliated companies	10,413,036
Other receivables:	
Customer and non-customer proprietary balances	7,242,812
Brokers and dealers	2,355,253
Interest and other	21,258
	9,619,323
Exchange Memberships, at cost	33,630
Equipment and facilities— (net of accumulated depreciation and amortization of $15,109)	9,502
Loans receivable	104,866
Goodwill and other intangible assets	29,840
Other assets	44,071
Total Assets	$35,528,687

LIABILITIES AND STOCKHOLDERS' EQUITY	
Liabilities:	
Trading liabilities, at fair value	
Equities and convertible debentures	$ 1,072,402
Contractual agreements	1,191,889
	2,264,291
Payables to affiliated companies	3,100,409
Other payables:	
Customer and non-customer proprietary balances	26,384,859
Brokers and dealers	219,319
Interest and other	48,833
	26,653,011
Other liabilities	129,701
Total liabilities	32,147,412
Subordinated borrowings	1,350,000
Stockholders' Equity:	
Preferred stock, $1,000 liquidation preference per share; par value $1 per share; 10,000 shares authorized; 3,570 shares issued and outstanding	3,570
Common stock, par value $1 per share; 50,000 shares authorized; 2,000 shares issued and outstanding	2
Paid-in capital	931,632
Retained earnings	1,096,071
Total stockholders' equity	2,031,275
Total Liabilities and Stockholders' Equity	$35,528,687

See Notes to Balance Sheet.

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Description of Business—Merrill Lynch Professional Clearing Corp. (the "Company") is registered as a broker-dealer with the Securities and Exchange Commission ("SEC") and as a futures commission merchant with the Commodity Futures Trading Commission ("CFTC"). Services provided to clients include prime brokerage, securities financing, brokerage and clearing services to broker-dealers, introducing broker-dealers and other professional trading entities on a fully-disclosed basis. The Company also trades as an option market maker on the International Securities Exchange ("ISE"). The Company is a guaranteed subsidiary of Merrill Lynch, Pierce, Fenner & Smith Incorporated ("MLPF&S"). MLPF&S is a wholly-owned subsidiary of Merrill Lynch & Co., Inc. ("ML&Co.").

Basis of Presentation—The Balance Sheet is presented in accordance with accounting principles generally accepted in the United States of America, which include industry practices.

Use of Estimates—In presenting the Balance Sheet, management makes estimates regarding the outcome of litigation, certain trading inventory valuations, the carrying amount of goodwill and other intangible assets, allowance for doubtful accounts for receivables, the realization of deferred tax assets, certain costs allocated by ML&Co., valuation of employee stock options, and other matters that affect the reported amounts and disclosure of contingencies in the Balance Sheet. Estimates, by their nature, are based on judgment and available information. Actual results could differ from those estimates and could have a material impact on the Balance Sheet. It is possible that such changes could occur in the near term.

Substantially all financial instrument assets and liabilities are carried at fair value or amounts that approximate fair value. Fair values of financial instruments are disclosed in Note 3.

Trading Assets and Liabilities—Fair values of trading securities are based on quoted market prices. See the *Trading Assets and Liabilities* section for additional information.

Legal and Other Reserves— The Company has been named as a defendant in a matter arising in connection with its activities as a financial services institution. In accordance with Statement of Financial Accounting Standards ("SFAS") No. 5, *Accounting for Contingencies,* the Company will accrue a liability when it is probable that a liability has been incurred and the amount of the loss can be reasonably estimated. In many lawsuits and arbitrations, including class action lawsuits, it is not possible to determine whether a liability has been incurred or to estimate the ultimate or minimum amount of that liability until the case is close to resolution, in which case no accrual is made until that time. In view of the inherent difficulty of predicting the outcome of such matters, particularly in cases in which claimants seek substantial or indeterminate damages, the Company cannot predict what the eventual loss or range of loss related to such matters will be.

Impairment of Goodwill and Other Intangible Assets—SFAS No. 142 *Goodwill and Other Intangible Assets*, requires the Company to make certain subjective and complex judgments, including assumptions and estimates used to determine the fair value. The estimates used are based on historical experience, current knowledge, and available external information about future trends.

Employee Stock Options—The fair value of stock options is estimated as of the grant date based on a Black-Scholes option pricing model. The Black-Scholes model takes into account the exercise price,

expected life of the option, current price of the underlying stock and its expected volatility, expected dividends and the risk-free interest rate for the expected term of the option. The expected life of the option is based on an analysis of an employee's historical exercise behavior. The expected volatility is based on ML&Co's historical monthly stock price volatility for the same number of months as the expected life of the option. The fair value of the option, estimated at grant date, is not adjusted for subsequent changes in assumptions.

Income Taxes—Deferred tax assets and liabilities are recorded for the effects of temporary differences between the tax basis of an asset or liability and its reported amount in the Balance Sheet. The Company assesses its ability to realize deferred tax assets primarily based on the earnings history and future earnings potential of the legal entity to which the deferred tax assets are attributable as discussed in SFAS No. 109, *Accounting for Income Taxes*. See Note 10 to the Balance Sheet for further discussion of income taxes.

Balance Sheet Captions—The following are descriptions of specific balance sheet captions. Refer to the related footnotes for additional information.

Cash and Cash Equivalents—The Company defines cash equivalents as short-term, highly liquid securities and interest-earning deposits with maturities, when purchased, of 90 days or less.

Cash and Securities Segregated for Regulatory Purposes or Deposited with Clearing Organizations—Cash and securities segregated for regulatory purposes or deposited with clearing organizations include cash and securities segregated in compliance with federal and other regulations and represent funds deposited by customers and funds accruing to customers as a result of trades or contracts. Also included are funds segregated in a special reserve account for the benefit of customers under Rule 15c3-3 of the SEC as well as funds segregated and held in separate accounts in accordance with Section 4d(2) and Regulation 30.7 of the Commodity Exchange Act.

Securities Financing Transactions—The Company enters into resale agreements and securities borrowed transactions to accommodate customers, finance firm inventory positions, obtain securities for settlement, and earn residual interest rate spreads. The Company also engages in securities financing for customers through margin lending. See *Customer and Non-customer Proprietary Transactions* section of this note for additional information.

Resale agreements are accounted for as collateralized financing transactions and are recorded at their contractual amounts, plus accrued interest. The Company's policy is to obtain possession of collateral with a market value equal to or in excess of the principal amount loaned under resale agreements. To ensure that the market value of the underlying collateral remains sufficient, collateral is valued daily, and the Company may require counterparties to deposit additional collateral, when appropriate. Substantially all resale activities are transacted under master netting agreements that give the Company the right, in the event of default, to liquidate collateral held and to offset receivables and payables with the same counterparty.

The Company may use securities received as collateral for resale agreements to satisfy regulatory requirements such as Rule 15c3-3 of the SEC.

Securities borrowed transactions are recorded at the amount of cash collateral advanced. Securities borrowed transactions require the Company to provide the counterparty with collateral in the form of cash. On a daily basis, the Company monitors the market value of securities borrowed against the collateral value and the Company may require counterparties to deposit additional collateral, when appropriate.

All firm-owned securities pledged to counterparties where the counterparty has the right, by contract or custom, to sell or repledge the securities are disclosed parenthetically in *Trading assets* on the Balance Sheet.

Trading Assets and Liabilities—The Company's trading activities consist of market making in listed options on the ISE. Trading assets and trading liabilities consist of listed options and cash equity securities used for trading purposes or for managing risk exposure in trading inventory. See the *Derivatives* section for additional information on accounting policy for derivatives.

Trading securities and other cash instruments are recorded on a trade date basis at fair value. Included in trading liabilities are securities that the Company has sold but did not own and will therefore be obligated to purchase at a future date ("short sales"). Fair values of trading securities are based on quoted market prices.

Derivatives—A derivative is an instrument whose value is "derived" from an underlying instrument or index, such as a future, forward, swap, or option contract, or other financial instrument with similar characteristics. Derivative contracts often involve future commitments to purchase or sell other financial instruments at specified terms on a specified date (i.e., options to buy or sell securities).

SFAS No. 133, *Accounting for Derivative Instruments and Hedging Activities,* as amended by SFAS No. 149, *Amendment of Statement 133 on Derivative Instruments and Hedging Activities,* establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts ("embedded derivatives") and for hedging activities. SFAS No. 133 requires that an entity recognize all derivatives as either assets or liabilities in the Balance Sheet and measure those instruments at fair value. Derivatives are often referred to as off-balance sheet instruments since neither their notional amounts nor the underlying instruments are reflected on the balance sheet; however, the fair values of trading derivatives are recorded in trading assets and liabilities. Derivative instrument transactions are included in *Contractual agreements* on the Balance Sheet.

Fair values for certain exchange-traded derivatives, principally futures and options, are based on quoted market prices. Fair values for over-the-counter ("OTC") derivative financial instruments, principally options, represent amounts estimated to be received from or paid to a third party in settlement of these instruments. These derivatives are determined using external pricing services.

Valuation adjustments are an integral component of the mark-to-market process and are taken for individual positions where either the sheer size of the trade or other specific features of the trade or particular market (such as counterparty credit quality or concentration or market liquidity) requires the valuation to be based on more than the simple application of the pricing models.

Other Receivables and Payables

Customer and Non-customer Proprietary Transactions—Customer and non-customer proprietary securities and commodities transactions are recorded on a settlement date basis. Receivables from and payables to customers and non-customers include amounts due on cash and margin transactions, including futures contracts transacted on behalf of the Company's customers. Securities owned by customers and non-customers, including those that collateralize margin or other similar transactions, are not reflected on the Balance Sheet.

Brokers and Dealers Receivables and Payables—Receivables from brokers and dealers primarily include amounts receivable for securities not delivered by the Company to a purchaser by the settlement date ("fails to deliver") and net receivables arising from unsettled trades. Payables to brokers and dealers

primarily include amounts payable for securities not received by the Company from a seller by the settlement date ("fails to receive"), and net payables arising from unsettled trades.

Interest and Other Receivables and Payables—Interest and other receivables include interest receivable on U.S. Government obligations, customer and non-customer receivables, securities financing transactions and receivables from dividends. Interest and other payables include interest payable for customer and non-customer payables, securities financing transactions and amounts payable for dividends.

Borrowing Activities—Funding is principally obtained through loans from ML&Co. See Note 2, Related Party Transactions, for more discussion.

Exchange Memberships—Exchange memberships are held at cost and reviewed for impairment.

Equipment and Facilities—Equipment and facilities primarily consist of furniture and fixtures, technology hardware and software, office equipment, and leasehold improvements. Equipment and facilities are reported at historical cost, net of accumulated depreciation and amortization. The cost of certain facilities shared with affiliates is allocated to the Company by ML&Co. based on the relative amount of space occupied.

Depreciation and amortization are computed using the straight-line method. Equipment is depreciated over its estimated useful life, while leasehold improvements are amortized over the lesser of the improvement's estimated economic useful life or the term of the lease. Maintenance and repair costs are expensed as incurred.

Loans Receivable—Loans receivable consists primarily of non-purpose loans extended to clients which are carried at amounts that approximate fair value.

Goodwill and Other Intangible Assets—Goodwill represents the cost of acquired businesses in excess of fair value of the related net assets at acquisition. In accordance with Statement of Financial Accounting Standards ("SFAS") No. 142, *Goodwill and Other Intangible Assets*, goodwill and indefinite-lived intangible assets are tested annually (or more frequently under certain conditions) for impairment. Other intangible assets are amortized over their useful lives. There were no intangible assets that were considered to be indefinite-lived at December 29, 2006. ML&Co. has reviewed its goodwill in accordance with SFAS No. 142 and determined that the fair value of the reporting units to which goodwill related exceeded the carrying value of such reporting units. Accordingly, no goodwill impairment loss has been recognized.

Other Assets and Other Liabilities—Other assets consist primarily of deferred taxes, which are mainly related to a net operating loss available for carryforward and other receivables. Other liabilities consist primarily of accrued expenses, taxes payables and compensation and benefits payable.

Income Taxes—The results of operations of the Company are included in the consolidated U.S. federal income tax return, and certain combined and unitary state tax returns of ML&Co. ML&Co. allocates federal income taxes to its subsidiaries in a manner that approximates the separate company method, and state and local tax expense based on a consolidated composite state tax rate. In addition the Company files tax returns in certain states on a stand alone basis. ML&Co. is under examination by the Internal Revenue Service (the "IRS") and states in which it has significant business operations, such as New York. The tax years under examination vary by jurisdiction. An IRS examination covering the years 2001-2003 was completed in 2006. IRS audits are in progress for the tax years 2004-2006. The IRS field audit for the 2004 and 2005 tax years is expected to be completed in 2007. New York State and City audits for the years 1997-2001 were also completed in 2006 and did not have a material impact on the Company.

The Company provides for income taxes on all transactions that have been recognized in the Balance Sheet in accordance with SFAS No. 109, *Accounting for Income Taxes.* Accordingly, deferred taxes are adjusted to reflect the tax rates at which future taxable amounts will likely be settled or realized. Deferred tax assets and liabilities are included in *Other assets* on the Balance Sheet. Valuation allowances are established when necessary to reduce deferred tax assets to the amounts expected to be realized. See Note 10 for additional information.

New Accounting Pronouncements— On February 15, 2007 the Financial Accounting Standard Board ("FASB") issued Statement No. 159, *The Fair Value Option for Financial Assets and Liabilities* ("SFAS No. 159"). SFAS No. 159 provides a fair value option election that allows companies to irrevocably elect fair value as the initial and subsequent measurement attribute for certain financial assets and liabilities, with changes in fair value recognized in earnings as they occur. SFAS No. 159 permits the fair value option election on an instrument by instrument basis at initial recognition of an asset or liability or upon an event that gives rise to a new basis of accounting for that instrument. SFAS No. 159 is effective as of the beginning of an entity's first fiscal year that begins after November 15, 2007. Early adoption is permitted as of the beginning of a fiscal year that begins on or before November 15, 2007 provided that the entity: makes that choice in the first 120 days of that fiscal year; has not yet issued financial statements for any interim period of the fiscal year of adoption; and also elects to apply the provisions of Statement No. 157, *Fair Value Measurements* ("SFAS No. 157"). The Company intends to early adopt SFAS No. 159 as of the first quarter of fiscal 2007 and are currently assessing the impact of adoption on the Balance Sheet.

In September 2006, the FASB issued SFAS No. 157. SFAS No. 157 defines fair value, establishes a framework for measuring fair value and enhances disclosure about fair value measurements. SFAS No. 157 requires companies to disclose the fair value of its financial instruments according to a fair value hierarchy (i.e, levels 1, 2, and 3, as defined). Additionally, companies are required to provide enhanced disclosure regarding instruments in the level 3 category, including a reconciliation of the beginning and ending balances separately for each major category of assets and liabilities. SFAS No. 157 is effective for fiscal years beginning after November 15, 2007 with early adoption permitted. The Company intends to early adopt SFAS No. 157 as of the first quarter of fiscal 2007 and does not expect the adoption to have a material impact on the Balance Sheet.

In June 2006, the FASB issued Interpretation No. 48, *Accounting for Uncertainty in Income Taxes, an Interpretation of FASB Statement No. 109* ("FIN 48"). FIN 48 clarifies the accounting for uncertainty in income taxes recognized in a company's financial statements and prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. The Interpretation also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. FIN 48 will be effective for the Company beginning in the first quarter of 2007. The impact of the adoption of FIN 48 will not be material to the opening balance of retained earnings.

During the first quarter of 2006, ML&Co. adopted the provisions of Statement No. 123 (revised 2004), *Share-Based Payment,* a revision of SFAS No. 123, *Accounting for Stock-Based Compensation* ("SFAS No. 123R"). Under SFAS No. 123R, compensation expenses for share-based awards that do not require future service are recorded immediately, and share-based awards that require future service continue to be amortized into expense over the relevant service period. ML&Co. adopted SFAS No. 123R under the modified prospective method whereby the provisions of SFAS No. 123R are generally applied only to share-based awards granted or modified subsequent to adoption. The Company participates in the ML&Co's stock-based compensation plans and is affected by the ML&Co's adoption of SFAS No. 123R. Thus, for the Company, SFAS No. 123R required the immediate expensing of share-based awards granted

or modified in 2006 to retirement-eligible employees, including awards that are subject to non-compete provisions. The Company is allocated its portion of expenses related to SFAS No. 123R awards.

Prior to the adoption of SFAS No. 123R, the Company had recognized expense for share-based compensation over the vesting period stipulated in the grant for all employees. This included those who had satisfied retirement eligibility criteria but were subject to a non-compete agreement that applied from the date of retirement through each applicable vesting period. Previously, the Company had accelerated any unrecognized compensation cost for such awards if a retirement-eligible employee left the Company. However, because SFAS No. 123R applies only to awards granted or modified in 2006, expenses for share-based awards granted prior to 2006 to employees who were retirement-eligible with respect to those awards must continue to be amortized over the stated vesting period.

In addition, beginning with performance year 2006, for which ML&Co. expects to grant stock awards in early 2007, the Company will accrue the expense for future awards granted to retirement-eligible employees over the award performance year instead of recognizing the entire expense related to the award on the grant date. Compensation expense for all future stock awards granted to employees not eligible for retirement with respect to those awards will be recognized over the applicable vesting period.

SFAS No. 123R also requires expected forfeitures of share-based compensation awards for non-retirement-eligible employees to be included in determining compensation expense. Prior to the adoption of SFAS No. 123R, any benefits of employee forfeitures of such awards were recorded as a reduction of compensation expense when the employee left the Company and forfeited the award. In the first quarter of 2006, the Company recorded a benefit based on expected forfeitures which was not material to the results of operations for the quarter.

2. RELATED PARTY TRANSACTIONS

The Company has transactions with ML&Co., MLPF&S, Merrill Lynch Government Securities, Inc. ("MLGSI") and other companies affiliated by common ownership.

The Company enters into resale agreements and securities borrowed transactions to finance firm inventory positions, and obtain securities for settlement with affiliates.

The Company clears certain securities and commodities transactions through an affiliated company on a fully-disclosed basis. Receivables from affiliated companies consist of omnibus accounts for securities and commodities transactions with MLPF&S on behalf of the Company's clients.

Payables to affiliated companies consist of loans from ML&Co. which are due on demand and bear interest based on ML&Co.'s average cost of funds.

Receivables from affiliated companies are comprised of:

Receivables under resale agreements	$ 10,700,943
Receivables from affiliated companies	10,413,036
Receivables under securities borrowed transactions	1,395,007
Cash and securities segregated for regulatory purposes or deposited with clearing organizations	300,000
Interest and other receivables	476
	$ 22,809,462

Payables to affiliated companies are comprised of:

Payables to affiliated companies	$ 3,100,409
Subordinated borrowings	1,350,000
	$ 4,450,409

3. TRADING AND RELATED ACTIVITIES

Certain client trading activities, the Company's selective proprietary positions, and the option market maker trading activities expose the Company to market and credit risks. These risks are managed in accordance with established risk management policies and procedures put in place by ML&Co.

Market Risk—Market risk is the potential change in an instrument's value caused by fluctuations in interest rates, equity and commodity prices or other risks. The level of market risk is influenced by the volatility and the liquidity in the markets in which financial instruments are traded.

The Company seeks to mitigate market risk associated with trading inventories by employing hedging strategies that correlate rate, price, and spread movements of trading inventories and related financing and hedging activities. The Company uses a combination of cash instruments and derivatives to hedge its market exposures. The following discussion describes the types of market risk faced by the Company.

Interest Rate Risk—Interest rate risk arises from the possibility that changes in interest rates will affect the value of financial instruments. Interest rate swap agreements, Eurodollar futures, and U.S. Treasury securities and futures are common interest rate risk management tools. The decision to manage interest rate risk using futures or swap contracts, as opposed to buying or selling short U.S. Treasury or other securities, depends on current market conditions and funding considerations.

Equity Price Risk—Equity price risk arises from the possibility that equity security prices will fluctuate, affecting the value of equity securities and other instruments that derive their value from a particular stock. Instruments typically used by the Company to manage equity price risk include equity options and stocks. Equity options, for example, can require the writer to purchase or sell a specified stock at a future date.

Credit Risk—The Company is exposed to risk of loss if an issuer or a counterparty fails to perform its obligations under contractual terms and the collateral held, if any, is deemed worthless ("default risk").

The Company has established policies and procedures for mitigating credit risk on principal transactions, including reviewing and establishing limits for credit exposure, limiting transactions with specific counterparties, maintaining collateral and continually assessing the creditworthiness of counterparties.

In the normal course of business, the Company executes, settles, and finances various customer and non-customer securities and commodities transactions. Execution of these transactions includes the purchase and sale of securities by the Company. These activities may expose the Company to default risk arising from the potential that a customer, non-customer or counterparty may fail to satisfy their obligations. In these situations, the Company may be required to purchase or sell financial instruments at unfavorable market prices to satisfy obligations to its customers, non-customers or counterparties. The Company seeks to control the risks associated with its customer and non-customer margin activities by requiring customers and non-customers to maintain collateral in compliance with regulatory and internal guidelines.

Liabilities to other brokers and dealers related to unsettled transactions (i.e., securities failed-to-receive) are recorded at the amount for which the securities were acquired and are paid upon receipt of the securities from other brokers or dealers. In the case of aged securities failed-to-receive, the Company may be required, under industry regulations, to purchase the underlying securities in the market and seek reimbursement for any losses from the counterparty.

Concentration of Credit Risk—The Company provides financing and related services to a diverse group of domestic and foreign clients including professional market participants. The Company's exposure to credit risk associated with these transactions is measured on an individual client basis, as well as by groups of clients that share similar attributes. To reduce the potential for risk concentration, credit limits are established and monitored in light of changing client and market conditions.

At December 29, 2006, the Company's most significant concentration of credit risk was with the U.S. Government and its agencies. The Company does not have direct exposure to the U.S. Government and its agencies. The Company's indirect exposure results from maintaining U.S. Government and agencies securities as collateral for resale agreements. The Company's direct credit exposure on these transactions is with the counterparty; thus the Company has credit exposure to the U.S. Government and its agencies only in the event of the counterparty's default. Securities issued by the U.S. Government and its agencies held as collateral at December 29, 2006 totaled $10,637,087, all of which was from an affiliated company.

The Company's most significant industry credit concentration is with financial institutions, including both affiliates and third parties. Financial institutions include other brokers and dealers, commercial banks, financing companies, insurance companies, and investment companies. This concentration arises in the normal course of the Company's brokerage, trading and financing activities.

Trading Derivatives—The fair values of the Company's trading derivatives, which consisted of futures and listed options, as of December 29, 2006 were $1,410,786 in trading assets and $1,191,889 in trading liabilities.

4. SECURITIES FINANCING TRANSACTIONS

The Company enters into resale agreements and securities borrowed transactions to accommodate customers, finance firm inventory positions, obtain securities for settlement, and earn residual interest rate spreads.

Under these agreements and transactions, the Company receives collateral, including U.S. Government and agencies, and equity securities. The Company receives collateral in connection with resale agreements, securities borrowing transactions, customer margin loans, and other loans. Under many agreements the Company is permitted to sell or repledge the securities received as collateral and deliver to counterparties to cover short positions. At December 29, 2006, the fair value of securities received as collateral where the Company is permitted to sell or repledge the securities was $124,296,956, of which $45,686,863 was received from affiliated companies. The fair value of these securities that had been sold or repledged was $100,304,169, of which $32,379,796 have been sold or repledged to affiliated companies.

5. SUBORDINATED BORROWINGS

At December 29, 2006, the amount available on the Company's revolving subordinated borrowing with ML&Co. was $2,350,000, of which $1,350,000 was outstanding, with a maturity date of June 2, 2008. This borrowing, which has been approved for regulatory capital purposes, bears interest at variable rates based on one month LIBOR (London Interbank Offered Rate).

During the period from December 30, 2006 to February 26, 2007, the Company reduced its outstanding balance of the revolving subordinated borrowing by a net amount of $100,000.

6. STOCKHOLDERS' EQUITY

The Company is authorized to issue 10,000 shares of $1 par value preferred stock, with a liquidation preference of $1,000, and 50,000 shares of $1 par value common stock. During the period ended December 29, 2006, the Company issued and redeemed preferred stock, representing the Company's Joint Back Office arrangements with clients, of 700 and 750, respectively. At December 29, 2006, there were 3,570 preferred and 2 common shares issued and outstanding.

7. COMMITMENTS, CONTINGENCIES AND GUARANTEES

Litigation—The Company has been named as a defendant in a matter arising in connection with its activities as a financial services institution. Although the ultimate outcome of this action cannot be determined at this time, the Company believes, based on information available, that the resolution of this action will not have a material impact on the financial condition of the Company.

Leases—The Company has entered into various non-cancelable, long-term lease agreements for premises and equipment that expire through the year 2015. Future minimum rental commitments (exclusive of potential sublease rentals) with initial or remaining terms exceeding one year as of December 29, 2006, are presented below:

Year Ending	Total
2007	$ 4,796
2008	4,914
2009	5,033
2010	5,188
2011	4,056
2012 and thereafter	9,415
Total	$ 33,402

The amounts in the above table do not include amounts related to lease renewal or purchase options or escalation clauses providing for increased rental payments based upon maintenance, utility and tax increases.

Guarantees—The Company has one guarantee on behalf of a client with a foreign stock exchange for approximately $6,584. The guarantee is secured by the assets in the client's accounts and has no expiration. No contingent liability is recorded on the Balance Sheet since this transaction is fully collateralized.

The Company also provides guarantees to securities clearinghouses and exchanges. Under the standard membership agreement, members are required to guarantee the performance of other members. Under the agreements, if another member becomes unable to satisfy its obligations to the clearinghouse, other members would be required to meet shortfalls. The Company's liability under these arrangements is not quantifiable and could exceed the cash and securities it has posted as collateral. However, management believes the potential for the Company to be required to make payments under these arrangements is remote. Accordingly, no contingent liability is carried on the Balance Sheet for these transactions.

In connection with its prime brokerage business, the Company provides to counterparties guarantees of the performance of its prime brokerage clients. Under these arrangements, the Company stands ready to meet the obligations of its clients with respect to securities transactions. If the client fails to fulfill its obligation, the Company must fulfill the client's obligation with the counterparty. The Company is secured by the assets in the client's account as well as any proceeds received from the securities transaction entered into by the Company on behalf of the client. No contingent liability is carried on the Balance Sheet as the Company believes that potential for loss under these arrangements is remote.

In connection with its securities clearing business, the Company performs securities execution, clearance and settlement services on behalf of other broker-dealer clients for whom it commits to settle, with the applicable clearinghouse, trades submitted for or by such clients. Trades are submitted either individually, in groups or series, or if specific arrangements are made with a particular clearinghouse and client, all transactions with such clearing entity by such client. The Company's liability under these arrangements is not quantifiable and could exceed any cash deposit made by a client. However, management believes the potential for the Company to be required to make unreimbursed payments under these arrangements is remote due to the contractual requirements associated with clients' activity and the regular review of clients' capital. Accordingly, no contingent liability is carried on the Balance Sheet for these transactions.

8. EMPLOYEE BENEFIT PLANS

The Company provides retirement and other post employment benefits to its employees under plans sponsored by ML&Co.

Defined Contribution Plans—The U.S. defined contribution plan consists of the 401(K) Savings & Investment Plan ("401(K)"). This plan covers substantially all U.S. employees who have met service requirements.

Defined Benefit Pension Plans—ML&Co. has purchased a group annuity contract which guarantees the payment of benefits vested under a U.S. defined benefit plan that was terminated in accordance with the applicable provisions of the Employee Retirement Income Security Act of 1974. The Company also maintains arrangements to provide certain supplemental benefits for certain U.S. employees.

9. EMPLOYEE INCENTIVE PLANS

The Company participates in several employee compensation plans sponsored by ML&Co. which provide eligible employees with stock, options to purchase shares, and deferred cash compensation. These plans include the Long-Term Incentive Compensation Plans ("LTICP"), the Equity Capital Accumulation Plan ("ECAP"), and the Employee Stock Purchase Plan ("ESPP").

LTICP and ECAP—LTICP and ECAP provide for grants of equity and equity-related instruments of ML&Co. to certain key employees of the Company.

ESPP—The ESPP, which is approved by ML&Co.'s shareholders, allows eligible employees to invest from 1% to 10 % of their eligible compensation to purchase ML&Co.'s common stock, subject to legal limits. Beginning January 15, 2005, purchases were made at a discount equal to 5% of the average high and low market price on the relevant investment date.

10. INCOME TAXES

The Company is included in the consolidated U.S. federal income tax return, and certain combined and unitary state tax returns of ML&Co. ML&Co. allocates federal income taxes to its subsidiaries in a manner that approximates the separate company method, and state and local tax expense based on a consolidated composite state tax rate. At December 29, 2006, the Company had a current tax payable to ML&Co. of $28,194 recorded in Other liabilities.

Deferred income taxes are provided for the effects of temporary differences between the tax basis of an asset or liability and its reported amount in the Balance Sheet. These temporary differences result in taxable or deductible amounts in future years. The Company's deferred tax assets at December 29, 2006, which are included in *Other assets*, are comprised of:

Net operating loss	$ 11,400
Stock options	2,337
Restricted stock/Restricted Units	2,946
Deferred liability on intangible asset	(4,823)
Other, net	1,891
Net deferred tax asset	$ 13,751

No valuation allowance was required at December 29, 2006.

At December 29, 2006, the Company had U.S. net operating loss carryforwards of approximately $30,767, which is available to offset future taxable income, if any, for fiscal years ending in 2006 through 2025.

ML&Co. is under examination by the Internal Revenue Service ("IRS"), and other states in which ML&Co. has significant business operations, such as New York. The tax years under examination vary by jurisdiction. An IRS examination covering the years 2001-2003 was completed in 2006. The IRS audits are also in progress for the tax years 2004-2006. The IRS field audit for 2004 and 2005 tax years is expected to be completed in 2007. New York State and City audits for the years 1997-2001 were also completed in the third quarter of 2006 and did not have a material impact.

ML&Co. regularly assesses the likelihood of additional assessments in each of the tax jurisdictions resulting from these examinations. Tax reserves have been established which ML&Co. believes to be adequate in relation to the potential for additional assessments. ML&Co. will adjust the level of reserves when there is more information available, or when an event occurs requiring a change to the reserves. The reassessment of tax reserves could have a material impact on the Company's effective tax rate.

11. REGULATORY REQUIREMENTS

As a registered broker-dealer and futures commission merchant, the Company is subject to the higher of the net capital requirements of Rule 15c3-1 under the Securities Exchange Act of 1934 (the "Act") and the capital requirements of the Commodity Futures Trading Commission ("CFTC") of Rule 1.17. The Company computes its net capital under the alternative method permitted by Rule 15c3-1 which requires that minimum net capital shall not be less than 2% of aggregate debit items ("ADI") arising from customer transactions. The CFTC also requires that minimum net capital should not be less than 8% of the customer risk maintenance margin requirement plus 4% of the non-customer risk margin requirement. At December 29, 2006, the Company's regulatory net capital of $755,766 was 21.43 % of ADI and exceeded the minimum requirement of $70,531 by $685,235.

The Company is also subject to the customer protection requirements of Rule 15c3-3 under the Act. For the December 29, 2006 customer reserve computation, securities with a contract value of $1,465,000 obtained under resale agreement with an affiliate and $550,021 in cash deposited at a third party institution have been segregated in a special reserve account for the exclusive benefit of customers.

The Company also is required to perform a computation of reserve requirements for Proprietary Accounts of Introducing Brokers ("PAIB") pursuant to Rule 15c3-3 of the Act. At December 29, 2006, securities with a contract value of $2,740,000 obtained under resale agreement with an affiliate have been segregated in a special reserve account for the exclusive benefit of PAIB.

As a futures commission merchant, the Company is required to perform computations of the requirements of Section 4d(2) and Regulation 30.7 under the Commodity Exchange Act. As of December 29, 2006, assets segregated and held in separate accounts totaled $1,005,032 and exceeded requirements by $446,584.

* * * * * *

MERRILL LYNCH PROFESSIONAL CLEARING CORP.

COMPUTATION OF NET CAPITAL FOR BROKERS AND DEALERS PURSUANT TO RULE 15c3-1 UNDER THE SECURITIES EXCHANGE ACT OF 1934 AS OF DECEMBER 29, 2006 (Dollars in Thousands)

STOCKHOLDERS' EQUITY	$ 2,031,275
DEDUCT STOCKHOLDERS' EQUITY NOT ALLOWABLE FOR NET CAPITAL	-
STOCKHOLDERS' EQUITY QUALIFIED FOR NET CAPITAL	2,031,275
LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS	1,350,000
TOTAL STOCKHOLDERS' EQUITY AND LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS	3,381,275
NONALLOWABLE ASSETS:	
Exchange memberships	33,630
Property, leasehold improvements and equipment	9,502
Interest and dividends receivable	28,365
Loans and advances	104,866
Other	60,620
Total nonallowable assets	236,983
MISCELLANEOUS CAPITAL CHARGES:	
Deductions for accounts carried under Rule 15c3-1(c)(2)(x)	2,194,032
Aged fails-to-deliver	21,576
Other deductions and charges	70,226
Total miscellaneous capital charges	2,285,834
NET CAPITAL BEFORE HAIRCUTS ON SECURITIES POSITIONS	858,458
HAIRCUTS ON SECURITIES POSITIONS:	102,692
NET CAPITAL	755,766
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS	70,531
EXCESS NET CAPITAL (over minimum requirement of 2% of ADI)	$ 685,235
PERCENTAGE OF NET CAPITAL TO AGGREGATE DEBIT ITEMS	21.4 %

NOTE: There are no material differences between the amounts presented above and the amounts as reported in the Company's unaudited FOCUS Report as of December 29, 2006. Therefore, no reconciliation of the two computations is deemed necessary.

MERRILL LYNCH PROFESSIONAL CLEARING CORP.

SCHEDULE OF SEGREGATION REQUIREMENTS AND FUNDS IN SEGREGATION FOR CUSTOMERS TRADING ON U.S. COMMODITY EXCHANGES PURSUANT TO SECTION 4d(2) UNDER THE COMMODITY EXCHANGE ACT AS OF DECEMBER 29, 2006 (Dollars in Thousands)

SEGREGATION REQUIREMENTS:	
Cash	$ 509,513
Securities - at market value	88,929
Net unrealized gain on open futures contracts traded on a contract market	28,160
Exchange traded options:	
Market value of open option contracts purchased	1,223,190
Market value of open option contracts granted (sold)	(1,339,491)
Account Liquidating to a deficit	7
TOTAL AMOUNT REQUIRED TO BE SEGREGATED	510,308
FUNDS ON DEPOSIT IN SEGREGATION:	
Exchange traded options:	
Unrealized receivables for long option contracts purchased	687,839
Unrealized obligations for short option contracts granted (sold)	(729,447)
Net settlement to clearing organizations	-
Net equities with other futures commission merchants	688,374
Firm securities contributed to customer segregation - at market value	206,110
Customer securities contributed to customer segregation - at market value	88,929
TOTAL AMOUNT IN SEGREGATION	941,805
EXCESS FUNDS IN SEGREGATION	$ 431,497

NOTE: There are no material differences between the amounts presented above and the amounts as reported in the Company's unaudited FOCUS Report as of December 29, 2006. Therefore, no reconciliation of the two computations is deemed necessary.

MERRILL LYNCH PROFESSIONAL CLEARING CORP.

SCHEDULE OF SECURED AMOUNTS AND FUNDS HELD IN SEPARATE ACCOUNTS FOR FOREIGN FUTURES AND FOREIGN OPTIONS CUSTOMERS PURSUANT TO REGULATION 30.7 UNDER THE COMMODITY EXCHANGE ACT AS OF DECEMBER 29, 2006 (Dollars in Thousands)

AMOUNT TO BE SET ASIDE IN SEPARATE SECTION 30.7 ACCOUNTS	$ 48,140
FUNDS ON DEPOSIT IN SEPARATE REGULATION 30.7 ACCOUNTS:	
Equities with Registered Futures Commission Merchants:	
Cash	31,993
Securities	14,857
Unrealized gain on open futures contracts	16,377
TOTAL FUNDS IN SEPARATE SECTION 30.7 ACCOUNTS	63,227
EXCESS FUNDS IN SEPARATE ACCOUNTS	$ 15,087

NOTE: There are no material differences between the amounts presented above and the amounts as reported in the Company's unaudited FOCUS Report as of December 29, 2006. Therefore, no reconciliation of the two computations is deemed necessary.

Deloitte.

Deloitte & Touche LLP
Two World Financial Center
New York, NY 10281-1414
USA

Tel: +1 212 436 2000
Fax: +1 212 436 5000
www.deloitte.com

February 26, 2007

Merrill Lynch Professional Clearing Corp.
222 Broadway
New York, NY 10038

In planning and performing our audit of the financial statements of Merrill Lynch Professional Clearing Corp (the "Company") as of and for the year ended December 29, 2006 (on which we issued our report dated February 26, 2007), in accordance with generally accepted auditing standards as established by the Auditing Standards Board (United States) and in accordance with the auditing standards of the Public Company Accounting Oversight Board (United States), we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing an opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), in the following: (1) making the periodic computations of aggregate debits and net capital under Rule 17a-3(a)(11) and the reserve required by Rule 15c3-3(e) including the practices and procedures followed by the Company in making the periodic computations for proprietary accounts of introducing brokers ("PAIB"); (2) making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13; (3) complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System; and (4) obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

In addition, as required by Regulation 1.16 of the Commodity Futures Trading Commission (the "CFTC"), we have made a study of the practices and procedures

followed by the Company including consideration of control activities for safeguarding customer and firm assets. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Regulation 1.16, in the following: (1) making the periodic computations of minimum financial requirements pursuant to Regulation 1.17; (2) making the daily computations of the segregation requirements of Section 4d(a)(2) of the Commodity Exchange Act and the regulations thereunder, and the segregation of funds based on such computations; and (3) making the daily computations of the foreign futures and foreign options secured amount requirements pursuant to Regulation 30.7 of the CFTC.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraphs. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraphs and to assess whether those practices and procedures can be expected to achieve the SEC's and the CFTC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) and Regulation 1.16(d)(2) list additional objectives of the practices and procedures listed in the preceding paragraphs.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the Company's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first, second, and third paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities and certain regulated commodity customer and firm assets that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second and third paragraphs of this report are considered by the SEC and CFTC to be adequate for their purposes in accordance with the Securities Exchange Act of 1934, the Commodity Exchange Act, and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second and third paragraphs of this report, were adequate at December 29, 2006, to meet the SEC's and CFTC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the CFTC, New York Stock Exchange, Inc. and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 or Regulation 1.16 of the CFTC in their regulation of registered broker-dealers and futures commission merchants, and is not intended to be and should not be used by anyone other than these specified parties.

Yours truly,

Deloitte & Touche LLP

END